Contact

www.linkedin.com/in/jameswagoner3 (LinkedIn)

Top Skills

Management
Facilities Management
Water

Certifications

Professional Engineer
Certified Professional Maintenance Manager (CPMM)

James Wagoner, PE

CEO at Joule Case
Seattle, Washington, United States

Summary

Passionate about impacting lives by applying new technologies in new areas and fields. Not afraid to fail and learn to improve. I care about the environment and I am excited about all the applications to reduce energy consumption.

Experience

Joule Case

7 years 5 months

CEO
December 2018 - Present (4 years)

Co-Founder
July 2015 - Present (7 years 5 months)
Boise, Idaho Area

Joule Case is dedicated to making advanced power systems made simple. We provide power solutions for many remote and backup power applications without the use of fossil fuels or internal combustion generators. Our customers are people that need reliable power in areas such as Trade Shows, Live Events, Media Production, Backup systems, and many forms of outdoor recreation.

Fluke Corporation

Senior Engineering Manager Facilities
January 2018 - August 2018 (8 months)
Everett, Washington

Cintas

10 years 8 months

Regional Field Engineer- Northwest and Bay Area
November 2010 - January 2018 (7 years 3 months)

• Facility Manager for 9 industrial washing production facilities and 11 warehouses in California, Nevada, Washington, Oregon, and Idaho with a net asset worth of $110 million
• Responsible for proper production operation of all equipment in region
• Awarded the Association of Washington Business Environmental Excellence Award
• Awarded the National Pollution Prevention Roundtable Most Valuable Pollution Prevention Award
• Identified, obtained funding approval, and completed $15 million dollars in capital projects
• Selected to lead committee to develop a corporate wide Computerized Maintenance Management Program that utilized corporate SOPs
• Installed first successful Bio-Reactor waste water treatment system for small scale water consumption

Regional Field Engineer- Northwest and Western Canada
June 2007 - November 2010 (3 years 6 months)

• Facility manager for 9 industrial washing production facilities and 7 warehouses in Idaho, Washington, Oregon, British Columbia, and Alberta with a net asset worth of $95 million
• Responsible for proper production operation of all equipment in region
• Identified, obtained funding approval, and completed $12 million in capital projects
• Optimized truck routing for 245 routes saving 20% of driving time and $1.5 million in gasoline
• Identified utility tracking need and developed utility tracking program to compare locations on utility efficiency performance
• Installed and developed effective Preventive Maintenance and Work Order program
• Developed first corporate wide preventive maintenance SOP for any asset
• Lead company in total number of Computerized Maintenance Management System implementations
• Installed first successful Reverse Osmosis and Ceramic Micro-filtration waste water treatment system the recycles 90% of water used
• Installed high efficiency washing formulas that reduced water consumption by 25-35% saving $180,000 a year in water and waste water costs
• Promoted 7 maintenance engineers to safety and engineering managers

R2EV
Chief Technology Officer
October 2007 - May 2012 (4 years 8 months)

Seattle

R2EV manufactures advanced portable energy solutions for backup power systems and electric vehicles.

Education

University of Idaho

Mechanical Engineering, Engineering · (2003 - 2007)